EXHIBIT 99.1

CHANGE OF STATUS NOTICE
PURSUANT TO SECTION 11.2 OF NATIONAL INSTRUMENT 51-102

Loncor Resources Inc. hereby provides notice pursuant to section 11.2 of National Instrument 51-102 that it has ceased to be a "venture issuer" (as such term is defined in National Instrument 51-102) as a result of the listing of its common shares on the NYSE Amex.

DATED the 30th day of June, 2011.

LONCOR RESOURCES INC.

Per:  (signed) "Geoffrey Farr"
Geoffrey Farr
Corporate Secretary